April 8, 2009

VIA U.S. MAIL AND FACSIMILE

Arthur D. Woods, Esq.
Vice President and Senior Counsel
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716-1202

> Re: WRL Series Life Account
> Western Reserve Life Assurance Co. of Ohio
> WRL Associate Freedom Elite Builder
> Initial Registration Statement on Form N-6
> File Nos. 333-157211; 811-4420

Dear Mr. Woods:

The staff has reviewed the above-referenced registration statement, which the Commission received on February 10, 2009. We provided the registration statement a full review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

d. Please confirm supplementally that the insurance company is neither accepting applications nor issuing policies in the period between January 1, 2009 and May 1, 2009.

2. Fee Tables (pp. 1-15)

a. *Living Benefit Rider* (p. 3): Understanding the amount of the "Discount Factor" requires cross referencing to two different footnotes. Please revise the table to disclose the cost in the table without reference to footnotes.

b. Footnote 1 refers to "current" assessments for "additional charges." These assessments must be disclosed in the fee table, both for current and for guaranteed amounts.

c. *Cost of Insurance* (pp. 4, 11): Footnotes 7 and 8 are juxtaposed. Please revise accordingly.

d. *Cost of Insurance* (pp. 4, 11): In footnote 7, please include a cross-reference to the discussion of the net amount at risk on page 34.

e. *Cost of Insurance* (p. 5): Footnote 11 appears under the Guaranteed Charge and the Current Charge of the representative insured. Please confirm that footnote 11 is the intended footnote.

f. *Optional Rider Charges* (pp. 5, 12): Footnote 11 notes that "the rider will indicate the maximum guaranteed rider charges applicable to your policy." Please clarify in this sentence that the maximum guaranteed rider charges indicated in the rider will not exceed the maximum guaranteed rider charges disclosed in the prospectus.

g. *Accidental Death Benefit Rider* (pp. 6, 13): Please confirm that all pertinent characteristics of the representative insured are disclosed.

h. *Disability Waiver Rider* (pp. 6, 13): The charges are displayed as dependent upon the specified amount; however the disclosure in the footnotes and on page 37 states that the charge is depended upon the net amount at risk. Please clarify this apparent discrepancy.

i. *Disability Waiver and Income Rider* (p. 14): Footnote 19 seems to be associated with the disclosure that appears under footnote 24. Please resolve this apparent discrepancy.

3. Policy Benefits/Risks Summary (pp. 16-21)

The prospectus notes on page 17 that the policy offers 4 bands of specified amount coverage. Please disclose the ranges of those bands and describe any other differences (e.g. underwriting).

4. Range of Expenses for the Portfolios (p. 21)

Please move this disclosure to the end of the fee tables so that it appears with the other Item 3 disclosure.

5. Selection of Underlying Portfolios (pp. 32-33)

The prospectus notes that failure to note the "full name" of a portoflio could "delay" a reallocation request. Please clarify what is the length of the delay being referred to and how will an investor know that the request has been delayed. Please make corresponding revisions to the same disclosure on page 45.

6. The Policy (pp. 39-42)

a. *Modifying the Policy* (p. 39): The prospectus states that the insurance company may purchase securities from other portfolios for the separate account. Please clarify what is intended by this statement.

b. *Modifying the Policy* (p. 39): The prospectus also states that the insurance company reserves the right to transfer separate account assets to another separate account. Please clarify the impact on contractowners should the insurance company exercise this right.

7. Premiums (pp. 42-45)

Reallocation Account (p. 43): Please revise the discussion of the Reallocation Account to clearly state at the beginning that the account is used for policies issued in those states which require the return of premium when free look is exercised.

8. Surrender and Cash Withdrawals (pp. 58-59)

The prospectus notes that a cash withdrawal will reduce the death benefit by at least the amount of the cash withdrawal "in most cases". The prospectus then provides two scenarios where the reduction in the death benefit equals the cash withdrawal. Please disclose those circumstances in which a cash withdrawal may reduce the death benefit by some amount other than the amount of the cash withdrawal, and disclose how this amount other than the amount of the cash withdrawal is determined. Please include an example illustrating how this amount other than the amount of the cash withdrawal is calculated.

9. Signature Guarantees (p. 59)

Please include a statement noting that there may be additional costs associated with obtaining a signature guarantee.

10. Policy Lapse and Reinstatement (pp. 61-62)

Please revise the introductory paragraph to describe lapse in a more logical progression. Currently the discussion states the circumstances under which the policy may or may not lapse. Then the prospectus discloses that there is a no lapse period, followed by a discussion of what lapse is and the factors that can cause a lapse. Please introduce this aspect of the contract by first defining it and then discussing its components within the context of the definition. Please also give examples of how charges and values accumulate and are assessed after reinstatement.

11. Settlement Options (pp. 66-67)

a. *Option 1* (p. 66): Please clarify to whom payments will be made upon the death of the beneficiary.

b. *Option 2* (p. 66): Please clarify whether the owner or the beneficiary must make a choice among the three scenarios described under Option 2. If the owner or the beneficiary must choose among these scenarios, under the scenario where payment will be made only for the life of the payee please disclose that this may result in only one payment.

c. *Option 3* (p. 66): Please clarify how the registrant determines whether to pay the co-payee the full amount or two-thirds of the amount paid to the payee.

d. *Option 3* (p. 66): Please clarify the result if the co-payee predeceases the payee. The disclosure appears to suggest that all payments will cease upon the death of the designated survivor.

e. *Benefits at Maturity* (pp. 66-67): Please delete the word "automatically" from Item 2 since Item 2 is one of two options.

12. Accidental Death Benefit Rider (p. 69)

Please clarify the intended meaning of the term "violent", including examples of what is considered "violent".

13. Powers of Attorney

Please include new Powers of Attorney that specifically describe the registration statement by contract name or '33 Act file number per Rule 483(b).

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Office of Insurance Products